

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
James R. Stewart
Chief Financial Officer
Rimage Corporation
7725 Washington Avenue South
Edina, Minnesota 55439

      Re: Rimage Corporation
                Form 10-K for the fiscal year ended December 31, 2011
                Filed March 15, 2012
                Form 10-Q for the quarter ended September 30, 2012
                Filed November 9, 2012
                File No. 000-20728

Dear Mr. Stewart:

      We have reviewed your filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Liquidity and Capital Resources, page 49

1.   We note from your disclosure on page 55 that the company has indefinitely reinvested $6.3M of the undistributed earnings from certain foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Form 10-Q for the Quarter Ended September 31, 2012

Goodwill and Intangible Assets, page 10

2.   We note that you disclosed that certain indicators of impairment were present, as evidenced by a sustained decrease in the your stock price during the third quarter resulting in a market capitalization significantly below the carrying value of your net equity and a lower than planned rate of revenue growth to-date for your online publishing segment. Please explain why these indicators were not present during your first and second quarterly filings. Indicate whether those filings discussed and analyzed the possibility of an impairment assessment (i.e., a known trend or uncertainty). We refer you to Item 303(a)(3) of Regulation S-K. Explain why the planned rate of revenue growth was lowered during the third quarter and contrast this with some of statements you made in the Second Quarter 2012 Financial Results including that "Qumu is demonstrating good traction." See your Form 8-K filed on July 18, 2012. In this regard, describe in detail the factors that changed between your second quarter earnings release and the third quarter lowering of your planned rate of revenue growth.

Liquidity and Capital Resources, page 22

3.   In future filings, please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief